U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C.  20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                              (Amendment No.     )

                           STANDARD ENERGY CORPORATION
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                          (Title of Class of Securities

                                   853373 10 8
                                 (CUSIP Number)

                                March 31, 1988
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed. (x) Rule 13d-1(d).

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP 853373 10 8

(1) NAMES OF REPORTING PERSONS
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Filers:  Pamela K. Nelson

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
    (a)  ( )            (b)  ( )

(3) SEC USE ONLY

(4) CITIZENSHIP OR PLACE OR ORGANIZATION

    U.S. Citizen

                        (5)  SOLE VOTING POWER
    NUMBER OF                    1,888,367     (i)
    SHARES
    BENEFICIALLY        (6)  SHARED VOTING POWER
    OWNED BY
    EACH
    REPORTING           (7)  SOLE DISPOSITIVE POWER
    PERSON                       1,888,367     (i)
    WITH
    EACH                (8)  SHARES DISPOSITIVE POWER


(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,888,367       (i)
____________
(i) Based on limited records available and due to the long period of time involved, an accurate amount of stock ownership cannot be determined for this time period. The information contained in this document is complied based on limited records available at this filing date.

(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (  )

(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

The beneficial ownership by Pamela K. Nelson, represents approximately 6.5% of the total number of outstanding common stock of Standard Energy Corporation at 3/31/1988. Based on limited records available and due to the long period of time involved, an accurate amount of stock ownership cannot be determined for this time period. The information contained in this document is complied based on limited records available at this filing date.

(12) TYPE OF REPORTING PERSON

    IN

ITEM 1

(a) Name of Issuer: Standard Energy Corporation - common stock

(b) Principal offices:  363 Bearcat Drive
                            Salt Lake City, Utah  84115

ITEM 2

(a) Name of Person Filing:  Pamela K. Nelson
(b) Name of Principal
    Business Office:  363 Bearcat Drive
                    Salt Lake City, Utah 84115
(c) Citizenship:  U.S. Citizen
(d) Title Class of Securities:  Common Stock
(e) CUSIP Number 853373 10 8

ITEM 3 If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

ITEM 4  Ownership

(a) Amount beneficially owned: 1,888,367 (i)

(i) Based on limited records available and due to the long period of time involved, an accurate amount of stock ownership cannot be determined for this time period. The information contained in this document is complied based on limited records available at this filing date.

(b) Percent of class:  Approximately 6.5% (i)

(i) Based on limited records available and due to the long period of time involved, an accurate amount of stock ownership cannot be determined for this time period. The information contained in this document is complied based on limited records available at this filing date.

(c) Number of shares as to which the person has:

    (i)   SOLE VOTING POWER
             1,888,367     (i)
    (ii)  SHARED VOTING POWER

    (iii)     SOLE DISPOSITIVE POWER
             1,888,367     (i)
    (iv) SHARES DISPOSITIVE POWER


(i) Based on limited records available and due to the long period of time involved, an accurate amount of stock ownership cannot be determined for this time period. The information contained in this document is complied based on limited records available at this filing date.

ITEM 5  Ownership of Five Percent or Less of a Class

Not Applicable

ITEM 6  Ownership of More than Five Percent on Behalf of Another
Person

Not Applicable

ITEM 7 Identification and Classification of the subsidiary which acquired the security being reported on by the parent holding company.

Not Applicable

ITEM 8  Identification and Classification of Members of the
        Group.

Not Applicable

ITEM 9  Notice of Dissolution of Group

Not Applicable

ITEM 10  Certification

Not Applicable


                             SIGNATURES

    Based on limited records available and due to the long period of time involved, an accurate amount of stock ownership cannot be determined for the time period involved. The information contained in this document is complied based on limited records available at this filing date.

    After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

DATED:   March 28, 2000



                             By:
                                Pamela K. Nelson